                                                                                          SECURITIES & EXCHANGE COMMISSION

                                                                                                        WASHINGTON, D.C.   20549

                                                                                                NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Tesla Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from Reuters available at https://www.reuters.com/article/us-tesla-directors/iss-sides-against-two-tesla-directors-backs-split-of-musks-roles-idUSKCN1IK03M]

[This reference is to an article from The Verge available at https://www.theverge.com/2018/5/21/17376136/tesla-performance-model-3-specs-price-base-model]